Exhibit 99.10

Press Release

Australia: Ichthys LNG Project Begins Gas Exports

Paris, October 23, 2018 - Total announces that the first cargo of liquefied natural gas (LNG) from Ichthys LNG has left Darwin, in the Northern Territory of Australia, following the production start-up at the end of July.

Ichthys LNG will develop reserves of more than 3 billion barrels of oil equivalent located offshore Western Australia, including around 500 million barrels of condensate. At full capacity, the offshore facilities and the two-train onshore liquefaction plant will supply 8.9 million tons per year (Mt/y) of LNG and 1.65 Mt/y of liquefied petroleum gas (LPG), along with 100,000 barrels of condensate per day.

LNG is currently being produced from the first liquefaction train, with the second train expected to start up as well in the coming weeks.

About Ichthys LNG

Ichthys LNG is led by INPEX (operator, 62.245%) alongside major partner Total (30%) and the Australian subsidiaries of CPC Corporation Taiwan (2.625%), Tokyo Gas (1.575%), Osaka Gas (1.2%), Kansai Electric Power (1.2%), JERA (0.735%) and Toho Gas (0.42%).

The project involves:

-       Two offshore floating platforms

The Ichthys field and its offshore production facilities are located approximately 220 km off the coast of Western Australia. Two offshore facilities anchored in 250 meters of water and supplied by a subsea production network operate in tandem: a semi-submersible platform (CPF, Central Processing Facility) for gas treatment, linked to an FPSO (Floating Production, Storage and Offloading) facility for condensate production and export.

-       A subsea pipeline to the LNG plant

A 890-km-long subsea gas pipeline connects the CPF to the liquefaction plant near Darwin.

-       An onshore liquefaction plant

The onshore gas liquefaction is located at Bladin Point, near Darwin in the Northern Territory. It consists of two LNG trains with a combined capacity of 8.9 million tons per year and facilities for the extraction and the export of LPGs and condensate.

Total in Australia

Total has been active in the upstream oil and gas industry in Australia since 2005. In addition to the Ichthys LNG project, Total has, in Queensland, a 27.5% interest alongside Santos (operator), Petronas and Kogas in the GLNG Coal Seam Gas-to-LNG project. Offshore, Total has interests in three exploration licenses in the Browse and Bonaparte Basins.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We  may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. —  Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex —  France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.